Exhibit 99.1

Can-Fite Announces Enrollment of First Patient in its Comfort™ Phase III Trial of Piclidenoson in Psoriasis

•	Study initiation will prompt a milestone payment from the recently signed deal with Gebro Holding
•	Psoriasis Therapeutic Market is Estimated to Reach $11.4B in 2020

PETACH TIKVA, Israel, August 21, 2018 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced the first patient has been enrolled and dosed in its Phase III Comfort™ trial to evaluate its lead drug candidate, Piclidenoson (CF101), a small orally bioavailable drug for the treatment of moderate-to-severe plaque psoriasis, which makes up about 90 percent of cases.

The Comfort™ Phase III Psoriasis study, is designed to evaluate the efficacy and safety of daily Piclidenoson, administered orally compared to Apremilast (Otezla®) and placebo, in 407 patients with moderate-to-severe plaque psoriasis. The study will be conducted in 5 countries in Europe, Israel and Canada. The first patient has been enrolled and dosed in Israel with enrollment in Europe and Canada expected to follow shortly.

Study initiation will prompt a milestone payment of 300,000 Euro from the recently signed deal with Gebro Holding which will distribute the drug upon regulatory approval in Spain, Austria and Switzerland. According to Visiongain, the psoriasis therapeutic market is estimated to reach $11.4B in 2020.

Pnina Fishman, PhD., Can-Fite CEO commented "Dosing the first patient in our Phase III Comfort™ trial marks a significant milestone for Can-Fite. We believe Piclidenoson is a potentially efficacious and safe option to the patients which need to take drugs chronically for a life time” stated Can-Fite CEO Dr. Pnina Fishman.

About Piclidenoson (CF101)

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. Piclidenoson is currently under development for the treatment of autoimmune inflammatory diseases. It is being evaluated in a Phase III study as a first line treatment, to replace MTX, in the treatment of rheumatoid arthritis and a Phase III study in the treatment of moderate-to-severe psoriasis.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of inflammatory diseases, cancer, and NAFLD/NASH. The Company's lead drug candidate Piclidenoson is currently being evaluated in a global Phase III trial as a first line therapy for rheumatoid arthritis and a Phase III trial for moderate-to-severe psoriasis. Can-Fite's liver cancer drug CF102 concluded patient enrollment in a Phase II study for patients with liver cancer, and it is slated to enter Phase II for the treatment of non-alcoholic steatohepatitis (NASH). CF102 has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114